UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NatAlliance Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Ave
                                    (No. and Street)

Austin   TX   78716
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Bush 512-609-1735
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka
                    (Name – if individual, state last, first, middle name)

Nine Greenway Plaza #1700   Houston   TX   77046
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NatAlliance Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE ELLIS
Notary Public, State of Texas
Comm. Expires 01-13-2023
Notary ID 124124214

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NatAlliance Securities, LLC
Austin, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NatAlliance Securities, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NatAlliance Securities as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NatAlliance Securities, LLC's management. Our responsibility is to express an opinion on NatAlliance Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NatAlliance Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of NatAlliance Securities, LLC's financial statements. The supplemental information is the responsibility of the NatAlliance Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



To the Member of
NatAlliance Securities, LLC
Re: Report of Independent Registered Public Accounting Firm

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briggs & Veselka Co.
Briggs & Veselka Co.
Austin, Texas

We have served as NatAlliance Securities, LLC's auditor since 2018.

March 5, 2021

NatAlliance Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 355,768
Cash segregated under federal regulations	2,455,984
Certificate of deposit	28,429
Accounts receivable	882,633
Debt securities, at fair value	32,107,414
Trading deposit with clearing broker-dealer	16,464,894
Clearing deposits	353,791
Property and equipment, net of accumulated depreciation of $344,426	127,576
Other assets	549,971
Total assets	**$ 53,326,459**

Liabilities and Member's Capital

Accounts payable and accrued expenses	$ 295,454
Accrued compensation payable	1,331,140
Tax payable	35,113
PPP Loan	1,106,507
Debt securities sold, not yet purchased	6,586,263
Debt securities sold under agreements to repurchase	10,732,513
InterCompany Payable to NatAlliance Holdings	2,413,852
Deferred Liability Soft Dollar Clients	2,877,015
Payable to clearing broker-dealer	13,917,937
Total liabilities	39,295,794
Member's capital	14,030,665
Total liabilities and member's capital	**$ 53,326,459**

See notes to financial statements

NatAlliance Securities, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues:

Trading profits, net of trading interest expense of 821,906	$	31,010,741
Other income		764,752
Interest		2,268,367
Total revenues		34,043,860

Operating expenses:

Compensation and related costs	22,289,789
News and quotes	2,424,795
Clearing and execution costs	1,947,015
Write off of account recievable	1,016,218
Dues and subscriptions	673,177
Occupancy and equipment	887,513
Professional fees	418,829
Travel and entertainment	78,732
Communications	338,280
Regulatory fees	195,000
Other expenses	80,235
Depreciation	18,349
Total operating expenses	30,367,931
Net income before income taxes	3,675,929
Provision for taxes	137,945
Net Income $	3,537,984

See notes to financial statements

NatAlliance Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2020

		Members' Capital
Balance at December 31, 2019	$	12,316,251
Member's capital contributions		991,076
Member's capital reductions		(964,514)
Member's distribution		(1,850,132)
Net Income		3,537,984
Balance at December 31, 2020	$	14,030,665

See notes to financial statements

NatAlliance Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:

Net Income	$	3,537,984
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		18,349
Write of of accounts receivable		1,016,218
Change in assets and liabilities:		
Cash segregated under federal regulations		-
Receivable from clearing broker-dealers		2,126
Accounts receivable - other		(773,359)
Debt securities, at fair value		14,230,526
Debt securities purchased under agreements to resell		10,065,122
Trading and clearing deposits		(4,010,935)
Other assets		57,725
Accounts payable and accrued expenses		(1,261,629)
Accrued compensation payable		525,025
State income taxes payable		9,334
Debt securities sold, not yet purchased		(19,852,008)
Debt securities sold under agreements to repurchase		(14,199,465)
Payable to clearing broker-dealer		8,094,941
Net cash provided by operating activities		(2,540,046)

Investing Activities

Cash Received from interstate group		3,000,000
Purchase of property and equipment		(111,893)
Net cash used in investing activities		2,888,107

Financing Activities

PPP Loan		1,106,507
Members' capital contributions		991,076
Members' capital reductions		(964,514)
Distribution to members		(1,850,132)
Net cash provided by financing activities		(717,063)

Net cash decrease for year		(369,002)
Cash and cash equivalents at beginning of year		3,180,754
Cash and cash equivalents at end of year	$	2,811,752

Supplemental disclosures of cash flow information:

Interest paid	$	821,906
Income taxes paid-states	$	137,945

See notes to financial statements.

Note 1 - Nature of Business

NatAlliance Securities, formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC converted from a corporation to a limited liability company effective December 31, 2012. The conversion was a change in legal form and tax status. Effective January 1, 2019, NatAlliance Securities LLC became a wholly owned subsidiary of NatAlliance Holdings LLC. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily in trading of debt securities for its own account and brokering debt securities for institutional customers. The Company also trades debt securities in the secondary wholesale market. The Company's securities trading and brokering consist primarily in U.S. government securities, mortgage backed securities, municipal bonds and corporate bonds. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its primary clearing broker-dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Revenues are recognized in accordance with ASC 606 as of January 1, 2019 (see Revenue Recognition disclosure for further detail).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Debt Securities

      Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over the estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

      Debt securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Collateralized Financing Agreements

      Transactions involving debt securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and debt securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are initially recorded at their contracted resale or repurchase amounts. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Revenue Recognition

      In accordance with ASU 2014-09 – Revenue from Contracts with Customers (ASC 606), effective January 1, 2019, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The implementation of the new standard did not impact our method of revenue recognition.

      The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

      Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur.

Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues when the performance obligation is satisfied. The related expenses are also recorded on a trade date basis.

Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis when the performance obligation is satisfied. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Other income includes pricing service revenue, research revenue and rebates. These amounts are recognized when the performance obligation is satisfied

Soft Dollar Transactions

The Company segregates cash under federal regulations for the benefit of customers related to soft dollar transactions. Qualified research expenses designated by soft dollar customers are paid by the Company from segregated cash.

Income Taxes/Change in Tax Status

The Company is a limited liability company and is taxed at the member level rather than at the corporate level for federal income tax purposes. Therefore, there is no provision for federal income taxes. However, The Company is subject to various state taxes, primarily the Texas Franchise tax, and taxes to California, Connecticut, Florida, New Jersey, New York and North Carolina and accrues accordingly. The Company is included in a combined tax return with NatAlliance Holdings, LLC.

During 2015, the members of the Company reinstated a distribution policy to pay member taxes on the taxable income of the Company. Under the policy, distributions are to be made on a quarterly basis in an amount equal to 50% of profits earned. During 2020 the Company distributed $1,850,132 of cash to its members.

The Company is subject to various state taxes, primarily the Texas Franchise tax, and also California, Connecticut, Florida, New Jersey, New York and North Carolina.

The Company is required to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The Company has reviewed all open tax years and concluded that there are no unrecognized tax benefits that would have a material impact on the Company's financial position.

Recent Accounting Pronouncements

In February 2019, the FASB issued ASU No. 2020-05, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.

Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Note 3 - Fair Value of Financial Instruments

Fair value accounting standards establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. The hierarchy prioritizes inputs and valuation techniques used to develop the measurements of fair value into three levels.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Level 3 – Fair value is model derived valuations in which one or more significant inputs   or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities, reverse repurchase agreements, repurchase agreements and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's primary clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Purchased Under				
Agreements to Resell	$ -	$ -	$ -	$ -
Debt Securities Owned	-	32,107,414	-	32,107,414
Totals	$ -	$ 32,107414	$ -	$ 32,107,414
Liabilities				
Debt Securities Sold Under Agreements				
to Repurchase	$ -	$ 10,732,513	$ -	$ 10,732,513
Debt Securities Sold, Not Yet				
Purchased	-	6,586,263	-	6,586,263
Totals	$ -	$ 17,318,776	$ -	$ 17,318,776

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2020, the Company recognized no transfers to and from level 1 and level 2. There were no level 3 investments held by the Company during 2020.

Note 4 - Transactions with Clearing Broker-Dealers

The Company has a clearing agreement with its primary clearing broker-dealer, Hilltop Securities (HT), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with HT in the amount of $16,464,894 at December 31, 2020. The trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required fluctuates daily depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company had a payable to HT of $13,917,937 at December 31, 2020. The payable balance fluctuates daily as the Company purchases and sells securities through HT for its own account. Interest is calculated daily (1.63% at December 31, 2020), based on a fixed spread over the federal funds rate and paid monthly. The Company's debt securities owned are held by HT as collateral.

Note 5 - Debt Securities Purchased Under Agreements to Resell

Debt securities purchased under agreements to resell are collateralized financing agreements for debt securities the Company financed. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with debt securities financed. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any receivable from the borrower. There were zero reverse repurchase transactions outstanding at December 31, 2020. The Company is permitted to sell the securities held as collateral; therefore, is obligated to purchase similar securities at the future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 6 - Debt Securities Sold Under Agreements to Repurchase

Debt securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were twenty-two repurchase transactions outstanding at December 31, 2020 with a total contracted repurchase liability of $10,732,513. The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $10,729,277. The Company has not recorded a repo deficit benefit in the computation of net capital. In the event the collateral value decreases, additional collateral may be required.

Interest varies on each repurchase transaction, is calculated daily (1.0% to 1.5% on December 31, 2020), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2020, the Company had net capital of $11,523,864 which was $11,195,145 in excess of its required net capital of $328,719. The Company's ratio of aggregate indebtedness to net capital was 0.4279 to 1 at December 31, 2020.

Note 8 - Retirement Plan

The Company has a 401(k)-profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions are vested immediately. For the year ended December 31, 2020, the Company made no matching or profit-sharing contribution. The Company incurred $3,906 in expenses related to the plan. Plan expenses are recorded as compensation and related costs in the accompanying statement of operations.

Note 9 - Commitments and Contingencies

Operating Leases
The Company leases branch office facilities in New York, NY, Austin, TX, Chicago, IL Charlotte, NC, Atlanta, GA and Radnor, PA, under non-cancellable operating lease agreements expiring at various times from 2020 through 2023. Rent expense for the year totaled $662,926 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Future minimum lease commitments for each of the years ending December 31 are as follows:

	$
2021	729,358
2022	454,444
2023	441,257
Total	$ 1,625,059

Contingencies
The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business other than those discussed in Note 12 of these financial statements.

The Company is not involved in any other FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at December 31, 2020 for potential litigation or settlements

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures

designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 11 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has debt securities, trading deposit and a clearing deposit, due from and held by its primary clearing broker-dealer, HT, totaling $48,926,099 or approximately 92% of total assets at December 31, 2020.

The Company also has securities sold, not yet purchased and a payable to its primary clearing broker-dealer, HT, totaling $20,504,200 or approximately 38% of total liabilities.

Note 12- Write of Account Receivable and Ongoing Litigation

In September 2020, the Company investigated certain activities of a former investment trader. The Company determined that the investment trader had mismarked bond positions for thinly traded bonds which resulted in the investment trader generating unearned commissions.

In December 2020, the Company initiated suit in arbitration for approximately $5 million against the trader. The Company also offset the former investment trader's capital balance of approximately $280,000. The investment trader has counter claimed for certain compensation and the return of his capital balance. This litigation is ongoing, and its resolution is unknown. The accounts receivable balance of $1,016,218 from the former investment trader have been written off as of December 31, 2020 and all amounts incurred have been expensed as of December 31, 2020. No amounts have been recorded in these financial statements as expected recoveries.

NOTE 13- Interstate Group

In a no compensation business transfer agreement, on March 27, 2020 NatAlliance accepted the employment of The Interstate Group formerly a division of Hilltop Securities. The Intestate Group operates as a division of NatAlliance focusing on soft dollar equity transactions. Hilltop Securities upon completion of the agreement, transferred the segregated balance of Interstate Groups soft dollar accounts as well as the deferred liabilities of Interstate Group's soft dollar customers. The initial transfer was $3,000,000. Interstate Group's assets had been fully amortized at the time of transfer. Interstate Group continues to operate as a separate division of NatAlliance, relying on NatAlliance for back office operations and compliance in return for an override on their commissions.

NOTE 13 – Subsequent Events

The Company has evaluated subsequent events through March 5, 2021 the date these financial statements were available to be issued. No material changes have impacted the Company since December 31, 2020 and none are expected.

NATIONAL ALLIANCE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2020

Computation of Net Capital

Member's capital	$	14,030,665
Additional capital included		2,013,852
Total Member's capital qualified for net capital		16,044,517
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable-other		
Property and equipment, net		127,576
Other assets		1,461,033
Other deductions/or charges		545,249
Total deductions and/or charges		2,133,858
Net capital before haircuts on securities positions		13,910,659
Haircuts on securities:		
Money market funds and certificates of deposit		2,402
Exempted securities		
U.S. Government obligation		737,421
Debt securities		
State and municipal government obligations		678,522
Corporate obligations		960,983
Other		7,467
Other Securities		
Total haircuts on securities		2,386,795
Net Capital	$	11,523,864

Aggregate Indebtedness

Accounts payable and accrued expenses	$	3,564,537
Accrued compensation payable		1,331,140
State income taxes payable		35,113
Total aggregate indebtedness	$	4,930,790

Computation of basic Net Capital Requirement

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	328,719
Net capital in excess of minimum requirement	$	11,195,145
Ratio of aggregate indebtedness to net capital		0.4279 to 1

See notes to financial statements and report of independent registered public accounting firm.

Reconciliation to net capital file on Focus Report	
Amount of net capital filed on form X-17A-5 on January 27, 2027	$11,523,864
Less write-off of accounts receivable	$ 1,016,218
Net Capital reported in above schedule	$10,507,646

NATALLIANCE SECURITIES, LLC
Exemption Report

National Alliance Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the followings:

1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.
2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, _____Fred Bush_____, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed:_____
FINOP

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Briggs & Veselka Co.
A LIMITED LIABILITY PARTNERSHIP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NatAlliance Securities, LLC
Austin, Texas

We have reviewed management's statements, included in the accompanying NatAlliance Securities, LLC's Exemption Report, in which (1) NatAlliance Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which NatAlliance Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. NatAlliance Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the NatAlliance Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briggs & Veselka Co.

Briggs & Veselka Co.
Austin, Texas

March 5, 2021

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